SECURITIES AND EXCHANGE COMMISSION

Washington, DC

FORM U-6B-2

Certificate of Notification

Certificate is filed by: Pennsylvania Electric Company Project (“Pennsylvania Electric” or the “Company”), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities:

In connection with the issuance and sale on behalf of the Company by the Beaver County Industrial Development Authority (the “Authority”) of a series of Pollution Control Revenue Refunding Bonds, Series 2005-A in the principal amount of $20,000,000 (the “Series A Bonds”) and a series of Pollution Control Revenue Refunding Bonds, Series 2005-B in the principal amount of $25,000,000 (the “Series B Bonds” and together with the Series A Bonds, the “Revenue Bonds”), Pennsylvania Electric delivered to The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), a Pollution Control Facilities Note (Beaver County Industrial Development Authority), Series 2005-A (the “Series A Note”) and a Pollution Control Facilities Note (Beaver County Industrial Development Authority), Series 2005-B (the “Series B Note” and together with the Series A Note, the “Notes”), each in the same principal amount of and containing other provisions corresponding to the Revenue Bonds of the applicable series. The Notes of each series were issued pursuant to a Pollution Control Facilities Loan Agreement dated as of November 1, 2005 (each a “Loan Agreement”) between the Company and the Authority. The Authority issued the Revenue Bonds of each series pursuant to a Trust Indenture with the Trustee, dated as of November 1, 2005 (each a “Trust Indenture”).

Concurrently with the issuance of the Revenue Bonds, the Company entered into an Insurance Agreement dated as of November 1, 2005 (the “Insurance Agreement”) with XL Capital Assurance Inc. (the “Bond Insurer”). Pursuant to the Insurance Agreement, the Bond Insurer delivered to the Trustee a municipal bond insurance policy for each series of Revenue Bonds (each a “Policy”) insuring the payment of the principal of (but not premium) and interest on the Revenue Bonds of the applicable series when due.

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

$20,000,000 Pollution Control Facilities Note, Series 2005-A; and

$25,000,000 Pollution Control Facilities Note, Series 2005-B

4.	Rate of interest per annum of each security:

Upon their issuance on November 30, 2005, the Revenue Bonds began accruing interest at a Dutch Auction Rate determined pursuant to certain Dutch Auction Procedures described in Appendix D to the Official Statement dated November 21, 2005, as supplemented, that was distributed in connection with the issuance of the Revenue Bonds. Following this initial Dutch Auction Rate Period, interest on the Revenue Bonds will continue to be adjusted based upon 35-day Dutch Auction Rate Periods unless converted to a different Dutch Auction Rate Period or a different interest rate mode by the Company. The first auction will occur on January 3, 2006, and the first interest payment date is January 4, 2006. The permitted interest rate modes are the Daily Rate, Weekly Rate, Commercial Paper Rate, Semi-Annual Rate, Annual Rate, Two-Year Rate, Three-Year Rate, Five-Year Rate, Long-Term Rate or Dutch Auction Rate.

Each Note will accrue interest at the same rate of interest as the Revenue Bonds of the applicable series.

5.	Date of issue, renewal or guaranty of each security:

November 30, 2005.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

Series A Note -- November 1, 2020

Series B Note -- November 1, 2025.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The Note was issued to the Trustee, which is The Bank of New York Trust Company, N.A.

9.	Collateral given with each security:

The Notes are unsecured obligations of Pennsylvania Electric.

10.	Consideration given for each security:

Pennsylvania Electric issued each Note in consideration of the loan by the Authority to Pennsylvania Electric of the proceeds of the sale of the Revenue Bonds of the applicable series.

11.	Application of proceeds of each security:

The proceeds of the Series A Bonds will be used, together with funds provided by Pennsylvania Electric to redeem on or about December 30, 2005 $20,000,000 of the outstanding $32,310,000 principal amount of Pollution Control Revenue Refunding Bonds, 1995 Series A (Pennsylvania Electric Company Project) originally issued by the Cambria County Industrial Development Authority.

The proceeds of the Series B Bonds will be used, together with funds provided by Pennsylvania Electric to redeem on or about December 30, 2005 all of the outstanding $25,000,000 principal amount of Pollution Control Revenue Refunding Bonds, 1995 Series A (Pennsylvania Electric Company Project) originally issued by the Cambria County Industrial Development Authority.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

(a)	the provisions contained in the first sentence of Section 6(b) [ ]

(b)	the provisions contained in the fourth sentence of Section 6(b) [ ]

(c)	the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.
If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.
If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

PENNSYLVANIA ELECTRIC COMPANY

By:	/s/ Randy Scilla
Randy Scilla
Date: December 9, 2005	Assistant Treasurer